UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Fording Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    345426100
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 January 6, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D, as previously amended (the "Statement"), originally filed by Ontario Teachers' Pension Plan Board ("Teachers") with the Securities and Exchange Commission on October 21, 2002, relating to the common shares, no par value (the "Common Shares"), of Fording Inc., a Canadian corporation (the "Company"). Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Statement.

Item 2.           Identity and Background.
                  -----------------------

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Statement is being filed by Teachers.

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 4.           Purpose of the Transaction.
                  --------------------------

         Item 4 is hereby amended and supplemented by adding thereto the following additional text:

         On January 6, 2003, the Bidder amended the terms of its pending offer under Canadian law to purchase all of the outstanding Common Shares and filed a Notice of Variation and Extension, dated January 6, 2003 (the "Variation") and related documents, with the Ontario Securities Commission. The offer is being varied by, among other things: (i) increasing the aggregate maximum amount of cash available to shareholders from Cdn. $850 million to Cdn. $965 million, (ii) decreasing the aggregate maximum number of exchange rights available to shareholders from approximately 42.4 million exchange rights to approximately
38.6 million exchange rights, (iii) increasing the amount of the subordination by Sherrit Coal Partnership II in 2003 to Cdn. $1.14 per unit per quarter from Cdn. $1.05 per unit per quarter and extending the subordination period to the end of 2004 at a new subordination amount targeted at Cdn. $1.30 per unit per quarter in 2004, subject to adjustment and a maximum subordination amount as further described in the Variation, (iv) extending the time of the expiry of the bid to 8:00pm EST on January 23, 2003, and (v) to amend certain other terms of the offer.

         Simultaneously with such filing, pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934, the Bidder filed with the Securities and Exchange Commission an amendment ("Amendment No. 2") to its Tender Offer Statement on Schedule 14D-1F (as amended by Amendment No. 2 thereto, the "Schedule 14D-1F/A"), including the Variation and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law and the exhibits required to be filed as a part thereof.

         The Schedule 14D-1F/A, including the Variation and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law, and the exhibits required to be filed as a part thereof, are hereby incorporated by reference herein to the extent that they describe any plans or proposals that relate to or that would result in the occurrence of any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  January 8, 2003

                                 ONTARIO TEACHERS' PENSION PLAN
                                 BOARD, an Ontario, Canada corporation


                                 By:  /s/ Roger Barton
                                      ------------------------------------------
                                         Name: Roger Barton
                                         Title: Vice President, General Counsel
                                                  and Secretary

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                       Residence or                         Principal Occupation or
Name                   Business Address                     Employment
----                   ----------------                     ----------

Claude Lamoureux       5650 Yonge Street                    President and Chief Executive
                       5th Floor                            Officer of Teachers
                       Toronto, Ontario
                       M2M 4H5

Robin Korthals         Royal Trust Tower                    Chair
(Chairperson)          Toronto Dominion Centre
                       77 King Street West
                       Suite 4545
                       Toronto, Ontario
                       M5K 1K2

Ann Finlayson          440 Markham Street                   Self-employed journalist,
(Director)             Toronto, Ontario                     speaker, freelance editor and
                       M6G 2L2                              consultant

Lucy Greene            1736 Caughey Lane                    Retired Human Resources Executive
(Director)             Penetang, Ontario                    for Sun Life Assurance Company
                       L9M 1X4                              of Canada

Gary Porter            820-439 University Ave               Self-employed Chartered Accountant
(Director)             Toronto, Ontario
                       M5G 1Y8

Ralph Lean, Q.C        Cassels Brock & Blackwell            Corporate & Commercial Lawyer
(Director)             40 King Street West
                       Suite 2200
                       Toronto, Ontario
                       M5H 3C2

John S. Lane, C.F.A    77 Dawlish Avenue                    Retired Senior Vice President,
(Director)             Toronto, Ontario                     Investments Sun Life Assurance
                       M4N 1H2                              Company of Canada

Guy Matte              7083 Notre-Dame                      Former Executive Director of the Association
(Director)             Ottawa, Ontario                      des enseignantes et des enseignants
                       K1C 1J1                              franco-ontariens

J. Douglas Grant       257 Rosedale Heights Drive           Chairman, Sceptre Investment Counsel Limited
 (Director)            Toronto, Ontario
                       M4T 1C7

Thomas O'Neill         33 Geraldine Court                   Former Chairman, PwC Consulting
 (Director)            Toronto, Ontario
                       M3A 1N2

Robert Bertram         5650 Yonge Street                    Executive Vice President,
                       5th Floor                            Investments of Teachers
                       Toronto, Ontario
                       M2M 4H5

Allan Reesor           5650 Yonge Street                    Executive Vice President, Member
                       5th Floor                            Services and Chief Information
                       Toronto, Ontario                     Officer of Teachers
                       M2M 4H5

John Brennan           5650 Yonge Street                    Vice President, Human Resources
                       5th Floor                            and Public Affairs of Teachers
                       Toronto, Ontario
                       M2M 4H5

Andrew Jones           5650 Yonge Street                    Vice President, Finance of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Peter Maher            5650 Yonge Street                    Vice President, Audit Services of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Roger Barton           5650 Yonge Street                    Vice President, General Counsel
                       5th Floor                            and Secretary of Teachers
                       Toronto, Ontario
                       M2M 4H5

Rosemarie McClean      5650 Yonge Street                    Vice President, Client Services
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Morgan McCague         5650 Yonge Street                    Senior Vice President,
                       5th Floor                            Quantitative Investments of
                       Toronto, Ontario                     Teachers
                       M2M 4H5

Marcus Dancer          5650 Yonge Street                    Vice President, Quantitative
                       5th Floor                            Investments of Teachers
                       Toronto, Ontario
                       M2M 4H5

Neil Petroff           5650 Yonge Street                    Senior Vice President,
                       5th Floor                            Fixed Income, International Equities and
                       Toronto, Ontario                     Foreign Exchange of Teachers
                       M2M 4H5

Brian Gibson           5650 Yonge Street                    Senior Vice President, Active Equities
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Dean Metcalf           5650 Yonge Street                    Vice President, Merchant Banking
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Leo de Bever           5650 Yonge Street                    Senior Vice President, Research
                       5th Floor                            & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Russ Bruch             5650 Yonge Street                    Vice President, Research &
                       5th Floor                            Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Phil Nichols           5650 Yonge Street                    Vice President, MIS Member
                       5th Floor                            Services of Teachers
                       Toronto, Ontario
                       M2M 4H5


Sean Rogister          5650 Yonge Street                    Vice President, Fixed Income of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Barbara Zvan           5650 Yonge Street                    Vice President, Asset Mix & Risk Management,
                       5th Floor                            Research & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Wayne Kozun            5650 Yonge Street                    Vice President, TAA & Real Return,
                       5th Floor                            Research & Economics of Teachers
                       Toronto, Ontario
                       M2M 4H5

Bruce Ford             5650 Yonge Street                    Vice President, International
                       5th Floor                            Equity Indices & Foreign Exchange
                       Toronto, Ontario
                       M2M 4H5

Jim Leech              5650 Yonge Street                    Senior Vice President, Merchant Banking of
                       5th Floor                            Teachers
                       Toronto, Ontario
                       M2M 4H5

Mark MacDonald         5650 Yonge Street                    Vice President, Merchant Banking of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Ron Mock               5650 Yonge Street                    Vice President, Alternative Investments
                       5th Floor                            of Teachers
                       Toronto, Ontario
                       M2M 4H5

Lee Sienna             5650 Yonge Street                    Vice President, Merchant Banking of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

Zev Frishman           5650 Yonge Street                    Vice President, International Equities of
                       5th Floor                            Teachers
                       Toronto, Ontario
                       M2M 4H5


Rosemary Zigrossi      5650 Yonge Street                    Vice President, Venture Capital of Teachers
                       5th Floor
                       Toronto, Ontario
                       M2M 4H5

